FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

Tim Wentworth, president and CEO of Express Scripts Holding Company, participated in a conference call, a transcript of which follows.

J.P. Morgan Healthcare Technology & Distribution Team

Conference Call with:

Tim Wentworth, President & CEO, Express Scripts

Moderator: Lisa Gill

May 30, 2018

11:30 am ET

Coordinator:	Welcome and thank you for standing by. I would like to inform all participants that this conference as well as the Q&A is being recorded and will be available to clients of J.P. Morgan. Parts of this conference call may also be reproduced in J.P. Morgan Research. If you have any objections, you may disconnect at this time. This call is not intended for EEA clients that only subscribe for written research. And members of the press are not permitted on this call. If you are with the press or are subject to MiFID II and do not have high-touch access, please disconnect now. At this time, all participants are in a listen-only mode until the question-and-answer portion of the call. I would now like to turn the call over to Ms. Lisa Gill. You may begin.

Lisa Gill:	Great. Thank you very much, everyone, for joining us this morning. I just said to Tim Wentworth that I do feel a little nostalgic and sad that this is probably going to be our last conference call with Express Scripts as a standalone company. So, first off, thanks, Tim, for joining us this morning. Also on the call is Ben Bier. Ben is going to quickly read the Safe Harbor statement and then Tim and I will get into this discussion.

Ben Bier:	Sounds great. Thank you, everyone, for joining. Glad we’re here with you this morning. During this conversation today, we will be making forward-looking statements. We have no intention or obligation to update those statements. We would like to refer everybody to further disclosures that we have in our filings with the SEC, our 10-Ks and 10-Qs which can be found on the Investor Relations website at expressscripts.com. Thank you, and back to you, Lisa.

Lisa Gill:	Right. Good morning, Tim?

Tim Wentworth:	Good morning, Lisa. Thanks for having me on.

Lisa Gill:	Yes, absolutely. So, let’s start with the Trump American Patient First Drug Pricing blueprint. You know, I think that there’re some good things that came out of this when we think about it from a PBM perspective and then some things that I think some investors have some concerns around. So, let’s first start with the stronger price negotiation for Part D through plan design flexibility. I would view that as a positive, correct?

Tim Wentworth:	Absolutely. And let me just start the call by saying, first of all, I’m also nostalgic. I love this business. And I’m extraordinarily excited about the future of our company. And I’ll be a little bit limited in spots of what I can say today as I’m sure you can appreciate. But as you know, we filed an S-4. There’s a lot you can read there and I would point to one thing as I start out here that’s in the S-4, which is the revelation, I guess, that I have absolutely signed up to stick around in this business for three more years at least. And obviously you hope you’re healthy and everything else. But I love the business. And I think the Trump piece sort of validates for me the entire business model. I mean some of the stuff that’s in there, stuff we’ve been talking about since you and I met in 2002. And so creating access and quicker generics to market is a really important thing. And now with biosimilars, the opportunity in front of us is huge. Medicare Part D has been a huge success. Moving those tools to Medicare Part B is going to only enhance what we, in our industry, can do to save money, allowing again formulary flexibility in the middle of the year, commercial practices that our plans have been using forever when those opportunities became available. So I think there is a lot for patients and plans to like in the Trump plan and for us to do in terms of expanding what we do every day to bring down costs.

Lisa Gill:	So when we think about, you talked about negotiations, we talked about the shift from B to D. I think some of the things that investors are a little more concerned about, Tim, are the fiduciary responsibility of PBMs. I know that—I remember in the early 2000s, the lawsuits that happened around this and it was found that PBMs do not have fiduciary responsibility. But it seems this Administration believes that they can invoke fiduciary responsibility on the PBMs. So I’d love to hear your thoughts on that one being number one. And then number two, all of the language around the end of rebates, I find it very confusing because I think of a rebate as nothing more than a discount given after the fact. But why do you think that it’s so negative the way that rebates are viewed in the marketplace, say, both by plan sponsors as well as, obviously, the Administration?

Tim Wentworth:

So let me answer both of your questions. I appreciate them. First of all, on fiduciary, as you know, that got pretty thoroughly looked at back, as you say, in the early/mid-2000s. And I think the piece that’s most important is plans don’t want it. Plans want control over their plan designs. Plans have a lot of different goals, depending on the plan. And so to put a PBM in a fiduciary role—strictly fiduciary role would take that responsibility and put it into our hands in a way that our plans would immediately not support. And that’s why plans didn’t support it back then. I think the Administration, however, is pointing to a more broad mindset that I completely agree with, which is being aligned with clients. And ensuring that we’re doing the best for them and their patients and their plan is something that we need to make sure, as an industry, we continue to demonstrate. And drug trend results, which we’re very proud of, are a piece of that; continuing to drive value-based contracting is a piece of that. When we have those contracts, we build programs—we as an industry and certainly we as a company—that deliver incremental value to the plans for the value that we’re getting. And so from that perspective, while I think that there’s been quite a bit of focus on that, I don’t think in the end, that necessarily is going to be where the big prize is in sort of the overall plan that was put forward. You know, I think the other things that we’ve talked about are absolutely going to be the things that drive real value. And again, just getting biosimilars to market quicker, we are going to make those biosimilars the standard of care for every patient possible. And our industry has shown over the last 30 years that we can do that.

As it relates to rebates, let me start with this; I’d love the end of rebates to occur and be able to have every patient on a generic drug because they’re not rebated. And that’s what we drive to and as you know, 90% of the time almost, we do that. The challenge, you know, in a lot of classes, there’re either no generics or there are brands which have an appropriate place in the clinical protocol but have priced themselves in places that we’ve had to go after them. And so I don’t see an end of rebates. I see that you will see pharma companies do more value-based contracting. And we have certainly been the beneficiary of that, as have our plans. We pass through the rebates, as you know, 100% of the time. It’s 90% direct pass-through and the rest is basically in lieu of administrative fees.

And the one thing I would say that’s different than what your question implied was plans love rebates. I had the CEO of one of the largest Blue Cross Blue Shield plans in this country tell me the other day, “We love rebates.” Because they’re able to use them to then strategically compete in their marketplace and bring down overall cost for their members. And they understand exactly how they work; they’re fully transparent. What I do think is, there are different solutions in the market that are emerging as it relates to the consumer in a high-deductible plan who becomes exposed to these high-list drug prices that the drug companies have promulgated and that the rebates, when they’re not at the point of sale, don’t benefit that member. We’ve been putting rebates at the point of sale for 15 years now, I think, and we and our plans do that where they believe that’s what they need to do to either compete or provide a great benefit. And so that’s put the, sort of, the pall on rebates. But I don’t think you’re going to see, broadly speaking, the end of rebates any time soon. I think you could see certain manufacturers or certain classes begin to rethink their pricing policies, and we would welcome that. We’ve actually encouraged it and we would support it.

Lisa Gill:	Yes, Tim, this whole idea of blaming the “middleman,” how does that narrative change? So, everyone knows that tomorrow, we’ll come out with our survey where we’ve been surveying, 50 to 55 of roughly the same plan sponsors of the Fortune 500 for about—I don’t even know at this point—12 or 14 years. And as we look at this and we ask them, are PBMs part of the solution or part of the problem, you ask the Administration, are PBMs part of the solution or part of the problem, and many believe that the issue is the middleman, how does that narrative changed? And why do we—why is it that plan sponsors still don’t understand the benefit of the PBM, as well as, the Administration at least doesn’t appear to me to really truly understand it? Maybe, probably it’s just easier for Trump and some of the people in the Administration to blame the PBM and middleman rather than to get into the nuances of a pretty complex industry. But I just would love to hear your thoughts on how you think that narrative can change and how the combination of Express Scripts and Cigna can help that narrative to change.

Tim Wentworth:	Well, let me start with actually the second part of your question which is I, both David and I, have talked about the fact that if this merger was approved or even if it’s not, frankly, our business has always evolved. And it’s evolved to where value can be created, it’s evolved to where payors want the value to be delivered, and so forth. And we are in the process all the time of sort of changing and evolving where we create value. And so, I’ve heard David say it, and I agree with him that, our merger only will continue that process of relooking at how can we create and share to patients and payors value in an industry where, quite frankly, it’s the most powerful industry probably in the country. Pharma, you know, spends tens of millions of dollars to create a narrative that takes the spotlight off of them and their high drug prices and put it on us. And the fact that, yes, our business is complex. We’re not going to apologize for that. That’s why our clients go through extensive reviews both when they contract with us and when they audit the delivery of goods on their contract. And we, in our industry, stand very, very tall in terms of what that looks like. We get some bad actors once in a while and that quickly gets dealt with. So, things like clawbacks which we have never done—I want to be clear about that, there were PBMs who did do that. But guess what? You know, we pretty quickly saw that go away. I think that Trump and others were right. But I think to say middleman broadly, is to really ignore both the problem—the details of the problem or more importantly, the elements of the solution that we are able to actually deliver.

Lisa Gill:	Just to confirm one other area, it would be around the gag orders. I think I’ve heard you in the past talk about that as well that that’s never been a practice by Express Scripts.

Tim Wentworth:	No. And I appreciate you pointing that out because I should have said it. We have never—let me say it uncategorically, never had that in place and we don’t support it. And I can say that I believe our industry feels that way as well now.

Lisa Gill:	And you talked about creating and sharing in the value of bringing Cigna and Express Scripts together. Can you talk about the impact on the 2019 selling season that the potential acquisition has had?

Tim Wentworth:	Yes, I mean, we, as you know, we were excited about the selling season before the Cigna deal was announced. There were some dynamics both on our retention perspectives and the conversations we were having with prospects that had us very excited. And I know there was some concern that would the Cigna proposed transaction dim our excitement or the results. And what I can say is we are still very excited about the selling season. You know, we’ll be releasing Q2 earnings and give an update on that. But what I would say is that we’ve had a lot of conversations that clients and prospects, at the end of the day, are looking for trusted relationships and results. And we’ve proven over the last several years that we have delivered industry-leading drug trend, we have delivered industry-leading focus on our clients and flexibility given our technology investments, and there’s a lot of interest not only on what are we, as a PBM, going to be able to do right now. Now, you know, let’s not worry about the transaction, but also what else will come. And obviously it’s too early for us to be talking a lot about what additional tools will be put into the tool bag and brought to our health plan clients, our employer clients, our government clients that will benefit them as a result of the Cigna transaction. But I can tell you there’s a lot of interest. And what I would say, you know, we look forward to having those conversations at the right time.

Lisa Gill:	So, I know you’re saying that it’s a little early to talk specifically. But is there a way to give us an indication or a big picture around how that offering can change post the Cigna transaction? And, obviously, you’re going to have medical benefit, pharmacy benefit if the entity buys from both Cigna and Express Scripts, but are there other things that you can bring, for example, if people discontinue to carve out with Express Scripts that is going to be beneficial because you’re now under the Cigna umbrella?

Tim Wentworth:

Sure. I mean, the kind of things that we would envision when you just conceptualize it are things that, you know, you can look on both sides of a ledger. I’ll leave largely the sort of what will Cigna’s clients benefit by virtue of this sort of for different conversation, although you can imagine that bringing all the things we have on SafeGuard and other things to the table over there will help their in-house PBM offering substantially. From our perspective, clearly, we benefit with our relationships with clients in terms of building relationships in their local markets with providers, for example. Cigna has been very provider-focused as it relates to how they go to market to compete. You know, David has talked about an open-architected provider-friendly model. And that to me is very positive. When I think about our specialty business and having deeper relationships with providers that would benefit all of our clients, not just the Cigna client but all of our clients as our footprint expands into those value-based relationships. So those geographies where we would have overlap, that would be a benefit.

I think as well, for us to have a large national health plan working with us to develop programs and solutions that are health plan-friendly, I’ll call it, is going to benefit our broader health plan book of business as that suite of tools would be made available through this open-architected services platform that we’re committed to building. And so from that standpoint, I think our health plans will benefit directly through our continued innovation and developing additional SafeGuard programs that work for them. It gives us greater—you know, if you’re a pharma company, you’re going to be more interested in sitting down with us because our captive book of commercial business that will largely follow our clinical recommendations will get larger. We’ve seen our health plans today implementing more of our clinical programs, our National Preferred Formulary or key elements of it. And so expanding that pool will only add our ability—or add to our ability to bring more value-based contracting from pharma straight through to the marketplace.

And finally I’d say, Cigna has some very interesting tools that we haven’t fully begun to explore. As you can appreciate, we’re just sort of in the early innings of integration planning. But when I look at their behavioral capabilities and population health capabilities and think about—and I’ve had conversations with them about bringing again—in this open-architected fashion, building those into products and services that work for our health plans as well as our self-insured employers. We think there’s a lot more there to do.

Lisa Gill:	And as we think about the synergy opportunity, you’ve talked about a $600-million synergy opportunity that’s been discussed for the combined entity. Is part of that synergy moving the Cigna platform from the current vendor onto your platform? And what are some of the other buckets as we think about the synergies of $600 million?

Tim Wentworth:

Yes, I mean, as you know, certainly, they have an in-house PBM and we have significant scale. And so we’re going to look, and we really are in the early innings of integration planning, we’re going to look across the piece. They obviously have a strategy with their PBM where they’ve worked with a number of different providers and so forth for pieces of the services. And we’re going to be looking at all of that and sort of determining where is the real value creation for clients and patients in terms of moving things onto a single approach. And, obviously, things like pharma manufacturers are probably something that we would look at our combined population to take a look at in terms of creating additional value for those manufacturers who are looking for access to patients, as well as for the payors that are paying the bills. And so that’s kind of an obvious one. You know, there is as well, when we take a look at specialty, that they obviously don’t have the sized specialty business that we do. And so we think there’s a lot that we can bring to their market clinically. And it also scales up the size of our specialty, so they’re going to get additional cost synergies in terms of the leverage of the additional volume.

But again, we’re really in the early days of looking at that. I mean, for me, as we’ve said, the $600 million is largely administrative. There are also obviously headquarters, functions and things that’ll get brought together in ways that reduce overlap and duplication and so forth. But for me, I think the piece that’s hardest to quantify and doesn’t sit in the $600 million at all, is the idea synergies that’ll come when we—two companies that have a pretty similar approach to the marketplace as it relates to being open-architected. You know, if you look, Cigna already works with people that would be considered competitors and empowers their business models. And so it’s not an unusual thought to have a health services platform that I will lead that will help our health plans compete with every national player. And so from that standpoint, I see those synergies being equally interesting, but we haven’t tried to quantify those.

Lisa Gill:	You touched on this a little earlier when we talked about the 2019 selling season. You know, we hear from the consulting community you’ve had a very solid start to the selling season and most are saying probably one of the best that they’ve seen for Express Scripts in at least five years. What do you think is resonating, one, with the clients? And, two, how would you characterize the current pricing environment?

Tim Wentworth:	Sure. I mean what’s resonating is a couple of things. One, I think our service is rock solid with our clients and with our members. And when I’m out talking with our—and as you can imagine, I spend time with some of our large, very tough clients who have really good choices in terms of our competitors. And the service level there has been very, very consistent and high. And so from that standpoint, that’s an important starting point. Second, we’re getting results. And so our drug trend results aren’t, you know, specious. They are across the book of business. They are absolutely industry-leading and they are a direct result of programs that are member-friendly, that drive pharma value in novel ways, and then the clients want to see us do more of. Our health plans, for example, really like our value-based contracting approach with pharma.

And so all of that yields terrific retention, which we’ve talked about. I know we—in our last press release, we talked about growth in 2019 in claims. And so that’s out there. And just generally speaking, I think we’re very, very pleased with where we are. Those messages resonate. Results resonate. And, again, I think the Cigna piece has been largely for the renewal season, particularly, a non-event in the renewal season. The new clients, the other side of the selling season, they’re looking for a partner. They’re looking for someone that’s going to give them results, that’s going to integrate well with them, that’s going to power their strategy, and I think we’ve proven over the last three or four years that we are a very good partner in that respect.

Lisa Gill:	You know, Tim, a lot of talk two years ago around the Health Transformation Alliance. I know that you’re still not one of the preferred PBMs. But what are you seeing in the marketplace around HTA and their offering in the marketplace, especially when you think about some of your renewals? Is this something that your client base is interested in?

Tim Wentworth:	Certainly, HTA created some interest. I mean it was—it’s a response to the broader issue that the Trump Administration and every one of our clients was focused on, right, which is, what more can be done in trying new things. That’s why we’ve tried so many new things and continue to as it relates to things like value-based contracting and our SafeGuard programs. But what I’d say is it has not had a material impact on our selling season this year. We are aware of our clients who are members of the HTA and respectful of that. We are responsive to things that they would be asking for us to do where we’ll be very flexible in terms of how we create and share value with them. And we certainly continue to have conversations with the HTA and many other folks as it relates to what their goals are and whether or not there’s something for us to do there. But what I would say is they—again, it’s not been a material impact in the selling season. And back to your question on pricing generally, I think that what you see is that the pricing is, it continues to be keen. It’s competitive. Plans are increasingly looking for value, not just unit pricing. And we have to make sure that we deliver that and I think we feel that we have, which is what’s really driving the good results that we’ve had. But it’s certainly not a different year in the pricing model than we’ve seen in other years. It’s competitive.

Lisa Gill:	Yes. And the one last thing on this year’s selling season, anything interesting you’re seeing from a plan design perspective? I think a lot of people understand on the call that what changes that happen in plan design can help to drive operating profit in the future years. So, I’m just curious if you’re seeing anything new that’s being adopted, outside of specialty, right? We all know that that specialty is an area that people are highly focused on. But outside of that, are you seeing anything interesting on plan design?

Tim Wentworth:	What I’d say is, I mean, you got it right, which is specialty continues to be sort of the number one, particularly if you look at health plans that we have. We continue to see strong interest in adoption of Accredo either on a category-by-category basis through SafeGuard programs or overall narrowing to Accredo. As we’ve said in the past that we’ve had a meaningful number of health plans now narrow to just Accredo or, in some cases, to two. And so from that standpoint, when you take a look at the plan designs beyond that, 90-day retail continues to be a place where we are—we’re showing clients what the value can be and they are adopting those programs. And I think those are important because it’s low-hanging fruit for the plans, it’s convenient for the members, and from our perspective, it’s going to be, it’s how members like to receive their drugs in 90-day increments. And we think over the long term that will be a fueler—and I’m sure you’re going to ask me about it later—for mail. Because certainly, the 30-day scripts are the least-efficient scripts when it’s a maintenance med.

And so we do see a lot of interest still in 90-day programs. We have a great—you know, our Walgreens programs have good adoption. And we continue to see that. Beyond that, our SafeGuard programs, we’ve got now a half a dozen of them with over 20 million lives in them. So again, broadly defined, which all entail some sort of a member sort of narrowing to a preferred pharmacy network or to Accredo or to particular drug in order to receive a guarantee. And we continue to see great interest sort of as we create opportunities in the categories. Inflammatory conditions this year has had a major impact on drug trends for clients who’ve enrolled their—the 20 million plus lives in that. And that’s a money-back sort of program. And so we’re seeing a lot of interest not in top-down plan designs. We’ve not seen a lot on copays, for example, but we also haven’t seen them go up as we showed in our drug trend results. But we haven’t seen rebates at point of sale yet as something strongly focused on by our clients. And finally, I think everyone is trying to find a solution to the opioid crisis. And we certainly were very early in the game on that and we’ve had very strong uptake in that program.

Lisa Gill:	Good. Tim, last year, we talked a lot about WBAD and would Econdisc join WBAD and what the benefits would be. Can you give us an update on where it is versus your initial expectation? And then in addition, you now have a specialty relationship with WBAD as well. So maybe just on the procurement side of both of those if you could give us an update.

Tim Wentworth:	Yes. I mean, we like those agreements. They position us well for the future. They obviously were part of our guidance in our earnings this year, particularly the generic one. The specialty one is fairly new. But it is absolutely proceeding as well as we would have expected or very well, let me say it differently. And, yes, they’re performing great. I mean, I think that they have validated the idea that, as you know, we did not jump into going beyond our own captive GPO for a period of time because we continued to evaluate it as being highly competitive and we were on clean rooms probably at least two or three times a year. We had reached the point where we saw potential inflection point and wanted to future proof our purchasing for a period of time, and WBAD was one of several options that we evaluated and ultimately, we liked the way that it would work. And I will tell you so far, it is working exactly as we would have hoped for both parties, I think. I think Stefano would say the same thing.

Lisa Gill:	And you talked a little earlier about the 90-day retail programs. And I know you have some relationships in place with Walgreens today. So, outside of the 90-day retail, I know you’ve also had a diabetes program with them. Can you update us, one, on the relationship with Walgreens? And, two, Cigna, a little more than a year ago, had signed a Wellness relationship with CVS. Do you see that shifting more towards Walgreens and the relationship there over time or are you more agnostic on the retail side to say, “You know what, we’re going to have a lot of different programs and some maybe at CVS, some maybe at Walgreens, and we’re more agnostic on the retail side”?

Tim Wentworth:	Yes. So, a lot in that question; I want to say is this, it’s why I love our independent model and love the thought of a merger with Cigna because it would be perfectly natural for what I envision, and I believe David envisions, the proposed combined organization to be for us to have both of those sorts of relationships working for our individual clients. And so if you look, even our Diabetes Care Value Program, which has now nearly 10 million lives, started out—Walgreens came to the table and brought a great clinical and overall management story through their store that they were willing to back. And for us, it was a cornerstone for launching our Diabetes Care Value Program. But as you probably know, we’ve added a CVS Network option for clients and CVS stepped up. And I think that’s part of what I like our focused, independent—and I used the word “independent;” I recognize, the Cigna thing calls that into question, although I don’t believe it does because it’s being focused and being agnostic. And all of the things that you would have described, what I like about our being independent, sit in place which is that we have the flexibility and we’ll have the flexibility to work with the folks that can drive the best value.

And so I think it’s completely natural that Cigna would have a relationship with CVS. I expect that Walgreens would be very interested and that they probably were at the time Cigna did the deal. I obviously don’t have that visibility, and I would hope that Walgreens will step their game up to try to win Cigna, which will force CVS to step their game up. I mean, creating competition, whether it’s with pharma or whether it’s with retailers is our core role. And so while we have, for example, the relationship with WBAD and we have today constructive relationships with both CVS and Walgreens, we are going to continue to challenge them to raise the game so that patients and plans can continue to benefit.

Lisa Gill:	You know, you talked—and we talked a lot today about, kind of this changing competitive landscape, your view that even being part of Cigna, you’ll still be independent versus some of the other models. Although all of the big players, right, whether we think about United with Optum or CVS and Aetna and Prime Therapeutics are all tied to health plans in one way or another, do you think that your thoughts around being independent are more tied to not being tied to a single retailer versus being tied to a health plan? I just want to make sure that I understand how you view it now.

Tim Wentworth:	Sure. It’s a mindset and as much as it is what you’re tied to directly. And so if I take a look, the words I would use—and I’d rather describe what I believe we are and you can draw the conclusions. But we’re going to be open-architected. We’re going to be agnostic to providers. And that’s both retail providers, as well as we are going to be easy to do business with—and we are today with Accredo particularly where you have the highest-intensity patients through our specialty approach. But the vision that David and I have for the broader company is very provider-focused. We are—we view that as part of what’s open-architected about us. So you don’t see Cigna—and again, I don’t want to speak about David and the strategy of Cigna. It’s a separate conversation. But you can certainly see he’s not been buying up providers, for example. He has chosen to go deep with providers in locals—at local geographies, which matches up very much with how we interact with the high-prescribing physicians, particularly those on the specialty side in the places where we have client concentration. We think that’s great for our health plans and will only be a bigger footprint with those physicians as I’ve said before.

I think, the other word that I tend to use is clinical. Because what I like about what we’ve got is between us, eviCore and, again, any health plan, but particularly Cigna, they focus on being a great clinical partner and having good clinical expertise. And I think that you see the PBM market more broadly following our lead as it relates to the kind of programs that get brought out and so forth. And so what I guess I’d finally say is the word that I hear the most, Lisa, when I’m out talking with clients and thinking about this is—and it ties back to these health plan relationships with the large PBMs, is “integration.” And I think if I take the word “integration,” there are lots of ways to achieve it. And we will be very well-positioned to do it in a very flexible way that doesn’t have a—again, a bias around which retailer is it or which set of physicians are going to be our first stop. It’s going to be—who can provide value, who can care for the patients and who wants to work with us. I also think it is going to be about staying aligned with payors. I mean, I think the one thing that David and I both share is a maniacal focus on our clients. From our first conversation on December 7th to when I walked across the parking lot in Dodge City, the conversation kept coming back to our health plan clients, our employer clients, what’s the marketplace need and how are we going to be the best offering for that. And for me, therefore, I don’t have to think differently at all because we would be a significant standalone operation inside of Cigna.

Lisa Gill:	You touched on this just ever so slightly around eviCore. I think a lot of people on the call know that I was excited about this transaction. I thought it made a lot of sense for Express Scripts. I knew John Arlotta back years and year ago when he was at Caremark and have a lot of respect for him. I haven’t seen him in 15 years. I thought I’d get to see him at your Analyst Day, but that didn’t happen. So for those that don’t know eviCore, can we just start from a high level and just walk through two things, the business model, what the acquisition brings to Express Scripts and some of the core cross-selling opportunities just between your PBM and eviCore? And then, how do we think about eviCore fitting into this larger framework of Cigna?

Tim Wentworth:	Sure. So starting with the business model for those that don’t know, eviCore is really the undisputed leader in what I’ll call medical benefit management. And so if you look at what we do in pharmacy, it’s a very natural piece in talking with our clients, particularly health plan clients, many of whom were clients of eviCore. eviCore gets its growth from and its business from working with health plans to enable those health plans and their providers, with whom they contract, to take out waste and ensure the best clinical outcomes in areas such as—their historical strength was in radiology where there’s a lot of waste, where physicians either, may not have had a good line of sight to what the benefit was going to prefer for that patient or they may have even been not the most cost effective—they may have been directing the patients to less cost effective providers of these services. And so eviCore sort of found their way into being able to essentially manage that risk for the payor in a way that was patient-friendly and physician-friendly.

And so they grew from there. They now have, I believe, nine categories. Things such as radiation therapy, sleep, medical oncology, and most recently, post-acute care where they actually take risk on outcomes for patients who have had an acute care episode and have a very high likelihood of having some sort of a relapse. So that’s the business model. And they basically, they do it both on a PMPM basis as well as a risk basis, depending on the relationship that they have. Many, if not most of their clients, take multiple of these programs once they’ve put them into place because they really do help manage the provider groups.

The provider groups tend to, in many of these areas, like this because it helps them if they’re in value-based or outcomes-based contracts with the health plan; helps them sort of stay benchmarked and achieve sort of their goals as well. And so evidence-based medicine, put into practice to manage the medical side. And what it brought to us, obviously, was a natural extension of the relationships we have with health plans as well as sort of how we clinically manage waste and best outcomes. We also think there’s network management opportunities eviCore has that are akin to what we do. We saw significant opportunity bringing pharmacy data into the eviCore platform to be able to actually power those programs even better. You look at some of the areas where you can’t get rebates today on the medical side or improve discounts. eviCore is in a position to potentially enable that, for example.

And so we really, when we bought it, felt really strongly that it was a great extension of us. And what I’d say is this, the things that excited us when we were looking at the acquisition are things that excite us today. Great management team. I will give John your regards. He’s fabulous. We just met yesterday. A great product structure with an opportunity to do more both including expanding their footprint to new, as they call it, “-ologies”, as well as blending in our piece together, and a strong, strong client focus. And they’ve proven all three of those out. And I think as we look down the road, again, eviCore sits underneath this health services platform that we are proposing to have inside of Cigna, and it’s just a natural place for us to sit down with our clients and consultatively look at their pain points, the places where there’s waste, the places where they could be delivering clinically valid, safer and more efficient care and help them do that.

Lisa Gill:	So, do you foresee any channel conflict with other health plans with eviCore just, again, given the proposed combination with Cigna?

Tim Wentworth:	No, I think it’s the opposite. If you look at, eviCore works with every, bar one, every major player, as well as probably over 100 of the regional, strong Blue’s plans footprints and so—where they got a strong sales pipeline and a strong currently installed base and newly installed base inside of the Blue’s, as well as other regional players. I see the opposite. I actually think that those clients, which is a great footprint of eviCore, should just simply raise their expectations in terms of what else are we going to be able to do over the longer term because of having the pharmacy and the eviCore Medical Management data integrated. And Cigna, frankly, will just look like another client of eviCore.

Lisa Gill:

Right. You know, we talked a little earlier when we talked about the 90-day retail, and you insinuated that you could potentially see this shift to mail over time. But I also note, you know—obviously I followed this industry for a long time, Tim, that the narrative around mail has shifted as well. I think maybe it’s because the retail pharmacy channel has become more competitive and therefore allowing the economics to look at a little bit different for a PBM than, say, maybe it did ten years ago. How do we think about this shift, one, to mail presentation rates? What do you think it can look like over time and what do you think the key driver is? And, two, if you’re now driving people to a 90-day option in a retail setting, but the longer-term goal is to try to get them into mail order, do the retailers push back because they clearly don’t want to lose that volume? I’m just trying to think about how that competitive dynamic works over time as well.

Tim Wentworth:	Sure. So, what you’ve got to step back to—and you would know this—is if you look back in history, the value proposition of mail in a lot of respects—and I carry something in my briefcase still that’s from 2000 when Vioxx went generic. I remember that. And I was using it to show clients how valuable it was to have those patients on Vioxx at mail when the generic became available because of how efficient we were at getting the savings for those clients, both the transition of those clients because we were holding the script in our hand and so we could quickly stop it, switch it to the generic in 90% of the cases, and then drive the savings to the payor. And so that dynamic was amazing during the 2000s. And so if you were a PBM and, particularly, if you had a high, a relatively high mail penetration, you were going to be able to deliver significant value very quickly to your payors. And in fact, payors were moving their patients preferably, as you will recall—and these things have largely gone away, but not completely—preferential copays for mail, two or two and a half times versus the three times for a three times supply because they knew the conversion value of those patients when the generic wave hit the beach was going to be amazingly valuable and mail was going to be a superior channel. At the time, retail struggled at the back of the store to stop the script and have the pharmacists do the things the pharmacy would need to do to, as quick as mail could do it, make the transition.

And then you could add on top of that, formularies were very important for the brand drugs that were out at the time. The brand drug manufacturers back then were not inflating their products quite like they are now, but they were coming out fairly expensively, and more importantly, there were multiple drugs coming out in categories where, clinically, you only needed one or two, if there were two or three. And so you could again get differential discounts for moving share, and mail was great at that. All of that was a terrific profit model and an alignment model with plans.

Today, as you said, we have moved the retail channel to a point where they have gotten very competitive on the ability to both make those switches, as well as provide the underlying pricing. They are large buyers. As you know, the retailers themselves are all in GPOs themselves and large buyers. And so that model has shifted a bit. That being said, if you were to look at our mail penetration and factor out the fact we’ve had some churn as you know over the last several years in our book of business, particularly with some high mail clients, our same-store mail sales look pretty good. Once members come into mail, particularly if they have multiple scripts, they tend to be very sticky and they tend to stay. And what I think you’ll see is as we go forward over the next three to five years—and I know I’ve been saying this but, I just know this—I got things coming into my house every day from Amazon. And so, from that perspective, I think that as patients get on 90-day programs and so forth, there will be those that will prefer to get them at mail and our job is to make really sure we’ve got a tremendous consumer interface because it is easy to go into—as you know, easy to go into a drug store. The drug stores have done a good job and they’re continuing to innovate on how they can deliver service to their 90-day folks. And that’s good because that’s going to force us to innovate to make sure that our model works as well as it can.

But I think longer term, it’s a key element. It is not the key element to our profit model it once was. And I know we’ve said that that mail has a high importance t us, but again, relative to if you look back ten years, it’s less important because it’s less value creating for a client. And I think that’s the really important thing to understand is specialty is where we’re creating value for clients now. eviCore is where we’re creating value for clients now. Good retail network design with risks on clinical is where we’re creating value for clients now. Mail has an important role to play in there, and I believe moving forward will continue to. But again, it’s a more balanced portfolio.

Lisa Gill:	You’ve talked a little bit today, but I know in the past you’ve talked about the investments that you’ve been making in respect to technology to get to that member interface. So it is ease of use. How far away are we still from that where I can just take a picture of my prescription and send it off to Express Scripts and three days later it’s sitting at my front door?

Tim Wentworth:	So, what I’d say is this, for a new prescription, it’s still clunky because we have to have the physical script in our hands. That’s where retail has a clear advantage in terms of service for 90-day script, is I can take a picture of a script and then walk into the retailer and I can exchange that script for the filled script because, I’ve taken a picture of it, but the retailer knows I’m going to have to physically come in and pick it up in order to get it and I will have to present that piece of paper. We obviously have to have the piece of paper before we can ship the script. And that’s tricky. We’ve worked on that with regulatory, boards of pharmacy. But so far, it’s not an excuse. It’s something we got to outsmart.

That being said, as you know, over the lifetime of a patient, there’re going to be a lot of refills if they’re being adherent the way we are going to keep them adherent, and there’s the opportunity for us, again to message those patients that our model exists, that mail is there. And what I would say is if you look at our receipt of refill to doorstep now, we’re hitting the kind of thresholds that you’re implying probably well over half the time. And we continue to work with our logistics providers as well as our own systems to get down to two-day sorts of time frames for a significant percentage of our patients. So, the service is there; we’ve just got to, A, make it easier to get that script over and, B, continue to drive awareness. And, you know, we don’t have the large national advertising budgets that the retail chains do, and so we have to be responsive to what our clients are interested in letting us communicate and how we go about that.

Lisa Gill:	You know, Tim, I’m sure when we get our survey tomorrow, it’ll be no surprise that specialty will probably be the number one concern by plan sponsors again. We haven’t completed the survey results, so I’m not telling anyone that that’ll be it. But just every single survey in the last two years, whether it’s ours or external surveys have all pointed to the biggest pain point being specialty. Is there any change in PBM’s customers, their willingness to implement limited specialty networks? What other kinds of programs are you seeing and appetite to implement? And if I remember correctly, I think almost 70% of your PBM book today has their specialty business through Accredo. So if you can give us an update on, one, if that number is right, can you get to 100%; two, this is a big pain point, how do you solve for that; and then three, we get a lot of questions around the different types of discounts that you get on specialty versus a traditional branded drug because sometimes there’s not competition. If you could help investors to understand the profit model around specialty versus, say, a traditional drug.

Tim Wentworth:	Yes, sure. So it’s a big question. So let me start with, what we see. First of all, you’re right. And if your survey doesn’t show that, I would have been surprised because it continues to be, and probably for most plans, it will cross over 50% of total costs, and reasonably soon, if not this year. For us, we’ve proven that you can actually manage specialty trend if you manage specialty. And I think that’s the real PBM story on specialty—it isn’t dispensing specialty; it is managing it. But, that being said, what we’ve seen is yes, very high adoption. Our employer book is probably near 80% penetrated today to Accredo. And you’ll never be completely 100% because there are some few limited distribution drugs that we don’t have. We have the majority of them. We have the strongest portfolio of them. And if you look at over the last couple of years, we’ve been very well-positioned to get access to virtually all that have come out to the market.

So, from a pharma manufacturer standpoint, our clinical, national scope but very clinically focused model has worked really, really well. And obviously, clients like it that we have the large portfolio of access because again then it’s the seamless sort of experience for the member, but also for the plan as it relates to reporting and all of that sort of stuff. What I would say I’ve seen—and, you know, I just had a conversation again, but it’s been one of many. Even where we aren’t the only provider where it’s a more open network or it’s a narrow network but not a singularly Accredo, we have plans who are very—so health plans, for example, we’ve seen a trend in health plans wanting to work with Accredo for their self-insured books of business, for example. And I think that’s a very interesting piece because they like the SafeGuard programs, they like being able to talk about money-back. They know that those self-insured employers are hearing from the carved-out PBMs. And so the health plans want to have a similar offering on the carved-in basis to be able to say we’ve got these value-based programs as well that Accredo has been offering to the marketplace that involved getting your money back or taking risk in different areas.

And so we see health plans interested in that. We’ve also seen health plans interested in narrowing to Accredo for a particular therapeutic class where we have a SafeGuard program that’s strong, namely something like inflammatory conditions or multiple sclerosis or oncology. And so I was with a plan the other day that actually uses another specialty pharmacy due to a very longstanding legacy relationship who expressed a lot of interest and ability to carve out a particular disease state to Accredo even if they didn’t change the underlying contract. And so the third thing I’d say is we’ve won a lot of standalone business where we don’t have the health plan, but where Accredo has been put in as the preferred provider or one of two.

So, a longwinded answer to say, a lot of different sort of results from the same dynamic which is folks want it managed, they want the patients to be cared for, these are the patients that you create insurance for. And Accredo is—I think if you were to just do a survey of physicians, Accredo would come out on top as it relates to ease of doing business and how we care for the patients. I think you would hear that from the—I’m sure you would hear from the patients. Our NPS score at Accredo approaches what you’d see in Amazon or Uber. And so that’s all good. As it relates to this notion of discounts in the profit model, it’s really not that different than the generic model for us, which is where we acquire the drugs and then we compete them competitively, there are rebates in specialty, although they’re not obviously the level that you would see from a percentage standpoint in some of the highly competitive small molecule classes. But there are those and those get swept up. So when we price for clients, specialty rebates are broken out. But it’s generally for us, the ability, which is what made our WBAD ValoremRx GPO important, the ability to get specialty drugs competitively, to buy them at scale, but also to do the value-based contracts that produce the real value that we’ve been able to show differentially and flow that value and that ability to take risk back to the plans.

All of that sort of has come together. And so the bottom line is it works really well now. I think what you see plans doing is not that different than what you saw plans doing in mail that I talked about earlier, which is positioning themselves by virtue of focusing their patients into a single provider of Accredo for the biosimilar wave that will be coming. Because from my perspective, when those biosimilars become available, I want to unequivocally say that we will be first in line to drive down cost by making those biosimilars widely available and the prescription of choice for new patients on therapy, as well as frankly patients who we have the ability to move back to the biosimilar from the branded product in certain categories.

Lisa Gill:	Do you see opportunities in biosimilars before, say, 2021, 2022 which is it’s kind of the expectation where we can see a lot more biosimilars in the market?

Tim Wentworth:	Yes. And certainly that’s when the expectation is for the pharmacy side biosimilars versus the medical side. Because I think one of the things that’s not well-understood is most of the biosimilars that have come out up until now have been on the medical side which traditionally have been harder to get to. Now eviCore gives us a chassis to begin to even attack that opportunity. But I think short of a company deciding to come out early at risk, which I’m not going to say won’t happen—and certainly, we’ve seen that happen with small molecules over the years — short of that, I think it is an early ’21, ’22 opportunity rather than a ’18, ’19 opportunity. But we remain hopeful. I mean, I think this is a place where Commissioner Gottlieb and Secretary Azar and others are as frustrated as we and our payors are at how we can break the logjam on these things and get them to market. And my message to both of them and to frankly President Trump would be, we are ready to go.

Lisa Gill:	On the formulary management side, Express Scripts has done a great job in driving significant share shift in significant categories, right? I think diabetes, for one, comes to mind. You talked about RA and MS and some of the other areas. Is there a way to more broadly quantify how much of that savings that you can bring can accrue to Express? I mean, I’m sure you remember this years ago when we would think about generics and we think about a new generic coming to market and what that could do to profitability. Do we think about it the same here on the branded side given that you do keep part of that rebate structure?

Tim Wentworth:

You know, it’s not something that we’ve been able—we’ve asked that question, but I think there’s an implied assumption there that rebates drive our profitability. And maybe it’s the reason we haven’t gotten at this because they really don’t. I mean, they drive our ability to drive savings for clients and align us with clients in a way that drives our profitability. But I can tell you, if rebates went away today, we would find a different way to create value because, otherwise, brand prices will just go up to some level nobody could stand, and whether that’d be acquisition cost pricing or whether we’d be taking more risk and do more value-based contracting with plans or something else. And so for me, it’s a static view to think about, how does an increase or decrease in rebates affect the profitability of the PBM. I mean, let me be clear; it creates complexity for us if rebates were to decrease or in a class or two would diminish. I don’t think you’ll see rebates go away completely because I just believe payments for preference and share exists in every industry. And so I think you’ll continue to see our ability to use our scale and ability to move patients to differentially get better pricing because we’ll be a better partner for pharma to work with.

But I think in terms of trying to sort of get some sort of a sensitivity or so forth, frankly, as I told you, I’d love to see rebates go down and be able to dispense more generics. And so, as our revenue is not sensitive to—you know, growing revenue does not necessarily mean we’re doing our job well. And it’s the same sort of thing with rebates. We share such a vast percentage of them. It’s a much more important element to driving down cost as it is to driving up our profitability.

Lisa Gill:	That definitely leads to my last two questions. And that’s really around as we think about the SafeGuardRx programs and that value that you’re bringing to the market and what I would say is the evolution of the PBM business model. So, shifting away from this idea that I’m going to—you know, more rebates mean I get the bigger cut of this or I get the cut of that. Rather, looking at the cost holistically and saying, “Well, if your costs last year were $100 and cost of inflation is 2%, we’re going to keep it below that $102 on the same-store basis and we’re going to share in that savings, so can you talk about, one, is that the way in the evolution that you see? And if it’s not, what is the evolution that you see? And when we think about SafeGuard programs, et cetera, what percentage of your customers are in those kinds of programs and have value-based programs today and what would you expect the trajectory of that to be over, say, the next three or five years? Because I agree with you, Tim, I think that the narrative is changing and that’s how we started this conversation saying I think, coming back full circle is kind of where I want us to maybe end as well.

Tim Wentworth:	No, it’s great. I appreciate the question and it’s a—you know, most clients don’t just want more rebates, for example, right? What clients want is what you’re describing, cost certainty and trend certainty. Both of those things. And they want happy members. I mean I think that’s the other piece that we just have to understand, is this has to work for the members. And a lot of the narrative in the last year has been what wasn’t working for members because of high-deductible health plans and the associated copayments. And so, setting that aside though, I think there’s no question that plan sponsors are looking for us to be on the hook with them more. Our SafeGuard programs have proven that to us because the enrollments of those, again, you’re talking about 20-plus million lives in the majority of our SafeGuard programs, and growing still. And I see a lot of runway there yet.

From a standpoint of, we have clients who have—we are actually working with a group of clients now on a very novel way of pricing, sort of an overall outcomes-based, risk-based sort of approach. And I think this notion of, basically taking risk and almost, you know, reinsuring the risk through our clinical management programs and our ability to contract in novel ways with pharma and with retail, and packaging that up and doing something that most clients could not do on their own because of their individual scale—and then packaging in eviCore to even look outside of the core PBM population that we’ve historically served, I think you are going to see more of that.

You know, the market has been slow to move, in part. Payors and their consultants have liked the unit price net cost approach with a clinical overlay. And I just think as we—and I think maybe this comes back to the PBMs all being more tightly affiliated with health plans. And I would just say again, while we have a proposed transaction with one, as far as I’m concerned, I’ve got 100 owners that are at my health plans today that are wanting me to think about and us to think about how to help them go to market, win and manage their costs. And that’s just on the health plan side; forget the 3,000 employers.

And so taking more risk, particularly where the value we create will be substantial, is natural for us. And I think that while the plans have been unit price-focused, there will be more and more looking for us to be on the hook with them. I think biosimilars are going to be a natural place for that where we’re going to be doing what we did back in the early 90s with—or at the early 2000s with generics where we will make generic dispensing rate guarantees and savings guarantees and classes. And I think that will be the tip of the iceberg of what we will be doing. We will bet on ourselves. And I believe our clients will win when we bet on ourselves.

Lisa Gill:	And, Tim, just my one last question would just be when we think about everything you just said and the shift towards value-based care, that it’s been slow, you do have some clients that have shifted in that direction. I think one of the questions we always get—and I know you’ve heard this so many times—is just about the profitability of the PBM going forward. And I hate when people say sustainability of it because I really agree with you that in order to grow, you have to shift and change over time. And so as we think about that shift and change towards value-based care versus the traditional unit rate as the way that your profit model generally works today, is it more profitable on the value-based side, equal to what it is or less profitable, just in the limited business you have comparing the two today?

Tim Wentworth:	It’s a really simple answer. If you don’t perform, it’s less profitable. If you outperform, it’s more profitable. And our clients actually like that model. And if we perform pretty much as we expect, the profit model looks roughly the same which is that, we create about—for every $10 of savings, we get to create about $1.50 for ourselves. I mean that model, you know, one-to-seven, has kind of worked for as long as I’ve been in the business. And I continue to see it. But it comes down to that, Lisa. It comes down to, if you bet on yourself, your clients win either way. But if you bet on yourself and you perform, you win. And that’s alignment, right? And you know, what I’d say, I believe so strongly that this need for managed pharmacy, leveraging a strong clinical base, and extending our model into medical management and other things puts us in a great position to do that for Cigna and a whole lot of other clients. And from my perspective, it lays our 30-year legacy of finding opportunity, tackling the toughest things and then collaborating with clients to make things better. And we’re going to continually have to reinvent how we do that. That’s why I want to stay in the business for a lot longer.

Lisa Gill:	Well, I hope you do stay in the business for a lot longer, Tim. Was there anything else that you feel that we didn’t cover today? I so appreciate the last hour that we spent together.

Tim Wentworth:	No, I think you’ve covered the landscape pretty darn well. I appreciate it.

Lisa Gill:	Okay, great. Well, thank you so much. Thank you, everyone, for tuning in. We will have our PBM survey out tomorrow and host a call tomorrow at 11:30 as well. In the meantime, if you have any questions for me or Express Scripts, please feel free to reach out to myself or to Ben Bier. Thanks again so much, Tim. I really appreciate it.

Tim Wentworth:	Thank you, everybody.

Thanks, Lisa.

Coordinator:	And that concludes today’s call. Thank you all for participating. You may now disconnect.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement / prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.